FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1: Name and Address of Company

Burcon NutraScience Corporation ("Burcon")
1946 West Broadway
Vancouver, British Columbia, Canada
V6J 1Z2

Item 2: Date of Material Change

April 7, 2016.

Item 3: News Release

A news release with respect to the material change described herein was disseminated on April 7, 2016 through GlobeNewswire.

Item 4: Summary of Material Change

On April 7, 2016, Burcon announced that it had entered into a convertible note purchase agreement (the "Purchase Agreement") with Large Scale Investments Limited (the "Lender"), a wholly-owned subsidiary of ITC Corporation Limited ("ITC"), pursuant to which it will issue a convertible unsecured promissory note (the "Note") to the Lender for the principal amount of $2,000,000.00 (the "Principal Amount").

Item 5.1: Full Description of Material Change

On April 7, 2016, Burcon announced that it had entered into the Purchase Agreement with the Lender, a wholly-owned subsidiary of ITC, pursuant to which it will issue the Note for the Principal Amount.

Funding by the Lender and the issuance of the Note is expected to occur after May 4, 2016 but no later than May 13, 2016. The Note will bear interest at a rate of 8% per annum, calculated daily, compounded monthly. Interest will accrue on the Principal Amount and will be payable on the earlier of three years from the date of issuance of the Note, the occurrence of an event of default as set out in the Note or voluntary prepayment by Burcon (the "Maturity Date").

The Lender may convert the Principal Amount in whole or in part into common shares in the capital of Burcon ("Common Shares") at any time commencing on or after July 1, 2016 and up to and including the Maturity Date at a conversion price of $4.01 per Common Share (the "Conversion Price"), subject to adjustment in certain circumstances. The Conversion Price represents a premium of approximately 24% over the volume weighted average trading price ("VWAP") of the Common Shares on the Toronto Stock Exchange (the "TSX") for the 5 trading days immediately before April 7, 2016. Burcon also has the right, before the Maturity Date, upon written notice to the Lender of not less than 30 days, to prepay in cash all or any portion of the Principal Amount by paying to the Lender an amount equal to the Principal Amount to be prepaid multiplied by 110%. At any time on or after July 1, 2016 and up to the end of such 30-day notice period, the Lender will have the right to convert the Principal Amount in full or in part, into Common Shares at the Conversion Price. The Note and any Common Shares issued upon the conversion of the Note will be subject to a four month hold period under applicable Canadian securities laws.

The payment of the Principal Amount and all accrued and unpaid interest thereon will be subordinated in right of payment to any amount owing in respect of secured indebtedness of Burcon. Subject to prior TSX approval and the consent of the Lender, Burcon may pay any interest that is due and payable under the Note through the issuance of Common Shares at a conversion price equal to the VWAP of the Common Shares on the TSX for the 5 trading days immediately prior to the date such interest is due and payable.

The net proceeds from the issue of the Note will be used for continued research and development of Burcon's protein extraction and purification technologies, commercialization of Burcon's pea protein technology, continued work on Burcon's intellectual property portfolio and general corporate purposes.

The issuance of the Note is subject to the approval of the TSX.

Large Scale is a wholly-owned subsidiary of ITC who in turn is an insider and related party of Burcon. The issuance of the Note to Large Scale (the "Transaction") is considered a "related party transaction" pursuant to Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions ("MI 61-101") and the following disclosure is provided in accordance with s. 5.2 thereof.

The material terms of the Transaction are summarized above. The purpose and business reason for the Transaction is to raise funds so that Burcon can continue to meet its working capital requirements and use the funds for the purposes described above. ITC currently holds 7,477,821 Common Shares, representing approximately 20.87% of the Common Shares outstanding as of April 7, 2016. Assuming full conversion of the Principal Amount at the Conversion Price, ITC would acquire, indirectly through Large Scale, an additional 498,753 Common Shares or 1.39% of the Common Shares outstanding as of April 7, 2016. The Purchase Agreement and the issuance of the Note was unanimously approved by the directors of Burcon present at a board meeting held on March 30, 2016, with Mr. Alan Chan and Ms. Rosanna Chau, who are also directors of ITC, abstaining from participating in the vote. Other than the Purchase Agreement and the Note to be issued thereunder described above, Burcon has not entered into any agreement with an interested party or a joint actor with an interested party (as such terms are defined in MI 61-101) in connection with the Transaction.

Burcon is relying on the exemptions available under s. 5.5(a) and s. 5.7(a) of MI 61-101 from the formal valuation and minority shareholder approval requirements, respectively, on the basis that at the time the Transaction was agreed to (that is, April 7, 2016), the fair market value of the Note (being $2,000,000) did not exceed 25% of Burcon's market capitalization (being $115,739,782.50 based on 35,832,750 Common Shares outstanding as of April 7, 2016 and the five day VWAP of the Common Shares on the TSX immediately prior to April 7, 2016 of $3.23) .

This material change report is not being filed less than 21 days before the expected date of closing of the Transaction, which is expected to occur after May 4, 2016 and before May 13, 2016.

Item 5.2: Disclosure for Restructuring Transactions

Not applicable.

Item 6: Reliance on subsection 7.1(2) of National Instrument 51-102

This material change report is not being filed on a confidential basis.

Item 7: Omitted Information

Not applicable.

Item 8: Executive Officer

Johann F. Tergesen, President and Chief Operating Officer
Telephone: (604) 733-0896 Ext. 15
Email: jtergesen@burcon.ca

Item 9: Date of Report

April 8, 2016.